Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report (i) dated March 8, 2023, with respect to the balance sheets of Groundfloor Yield, LLC as of December 31, 2022 and 2021 and the related statements of operations, changes in member’s (deficit) equity, and cash flows for the years ended December 31, 2022 and 2021, and (ii) dated March 6, 2023 with respect to the consolidated balance sheets of Groundfloor Finance Inc. and its subsidiaries as of December 31, 2022 and 2021 and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, each of which appears in the accompanying Form 1-K of Groundfloor Yield, LLC. Our report contains an explanatory paragraph regarding Going Concern Uncertainty.

Atlanta, Georgia

March 9, 2023